U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Clearblue Technologies, Inc
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   (Last)                           (First)             (Middle)
100 First Street, Suite 1000

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                                    (Street)

San Francisco,                         CA                 94105
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

NaviSite, Inc (NAVI)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


DECEMBER 12, 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          12/12/02      J(1)            6,884,135     A                              I     By ClearBlue
                                                                                                                       Finance, Inc.
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Common Stock                          12/12/02      C              76,923,076     A     $0.26
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Common Stock                          12/12/02      J(2)           161,294,175    D              -9-          I      By ClearBlue
                                                                                                                       Technologies
                                                                                                                       Equity, Inc.

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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Common Stock     $5.765625   12/12/02 J(3)         5,203,252 Immed. 12/15/05 Common Stock 5,203,252       -0-        I       (2)
Warrants
(right to buy)   $6.91875
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12% Convertible  $0.26       12/12/02  C          $20        Immed. 11/8/07  Common Stock 76,923,076   $173,435,897  I       (4)
Notes due 2007                                    million
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Explanation of Responses:
(1) This stock was received as a partial payment of interest pursuant to the terms of 12% convertible notes owned directly by
ClearBlue Finance, Inc., a wholly-owned subsidiary of the reporting person.
(2) This stock which was held by the reporting person's wholly-owned subsidiaries, ClearBlue Technologies Equity, Inc. and ClearBlue
Finance, Inc., was distributed to the stockholders of the reporting person pro rata in accordance with their ownership of the reporting person.
(3) These warrants held by the reporting person's wholly-owned subsidiary, ClearBlue Technologies Equity, Inc. were cancelled, and the reporting person received no value upon cancellation.
(4) This convertible note is owned directly by ClearBlue Finance, Inc., a wholly-owned subsidiary of the reporting person.



         /s/ Arthur Becker                                       12/13/02
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                        Joint Filer Information

Name:                                       ClearBlue Technologies Equity, Inc.
Address:                                    100 First Street
                                            Suite 2000
                                            San Francisco, CA  94105

Designated Filer:                   ClearBlue Technologies, Inc.

Issuer & Ticker Symbol:             NaviSite, Inc. (NAVI)
Date of Event
         Requiring Statement:               December 12, 2002

Signature:                                   /s/ Mark Lambourne
                                            Mark Lambourne, President
                                            ClearBlue Technologies Equity, Inc.

                                                        Joint Filer Information

Name:                                       ClearBlue Finance, Inc.

Address:                                    100 First Street
                                            Suite 2000
                                            San Francisco, CA  94105

Designated Filer:                   ClearBlue Technologies, Inc.

Issuer & Ticker Symbol:             NaviSite, Inc. (NAVI)

Date of Event
         Requiring Statement:               December 12, 2002

Signature:                                  /s/ Mark Lambourne
                                            Mark Lambourne, President
                                            ClearBlue Finance, Inc.